Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Global Technology Acquisition Corp. I

Subject Company: Global Technology Acquisition Corp. I

SEC File No.: 333-279689

On May 30, 2024, Global Technology Acquisition Corp. I (“GTAC”) and Tyfon Culture Holdings Limited (“Tyfon”) jointly issued the following press release.

Tyfon Announces Release of Investor Webcast in Connection with Proposed Business Combination with Global Technology Acquisition Corp. I

●	Transaction expected to close in the second half of 2024

SUZHOU, CHINA, May 30, 2024 – Tyfon Culture Holdings Limited (“Tyfon”), a well-recognized offline to online (“O2O”) Chinese art marketplace, today announced the release of an investor webcast relating to its previously announced proposed business combination (the “Business Combination”) with Global Technology Acquisition Corp. I (NASDAQ: GTAC) (“GTAC”).

The investor webcast can be accessed on the respective GTAC and Tyfon websites at https://www.globaltechnologyacquisitioncorp.com/webcast and

https://ir.tyfon.com.cn/events_calendar_content.

About Tyfon Culture Holdings Limited

Founded in 2013 and headquartered in Suzhou, Jiangsu Province, China, Tyfon is a leading contemporary Chinese art marketplace. Tyfon combines an offline network of operations with an innovative online technology marketplace to improve and optimize a traditionally inefficient art buying experience. Tyfon acts as an agent by matching the needs of contemporary Chinese paintings sellers (including artists and painting owners) with buyers. More information about Tyfon is available at https://en.tyfon.com.cn/.

About Global Technology Acquisition Corp. I

Global Technology Acquisition Corp. I is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. For more information, visit www.globaltechnologyacquisitioncorp.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated post-transaction enterprise value of the combined company, redemptions by GTAC’s shareholders, future capital investments or commitments (including any anticipated PIPE investment), future product and services offering or the timing thereof and expectations related to the terms and timing of the Business Combination, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GTAC’s and Tyfon’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of GTAC and Tyfon believes that it has a reasonable basis for each forward-looking statement contained in this press release, each of GTAC and Tyfon cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus included in the registration statement on Form F-4 relating to the Business Combination, which was filed by GTAC with the SEC on May 24, 2024 (the “Registration Statement”) and other documents filed by GTAC from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither GTAC nor Tyfon can assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the inability of the GTAC and Tyfon to successfully or timely consummate the Business Combination due to the failure to obtain approval from GTAC’s shareholders or to satisfy other closing conditions in the Business Combination Agreement; the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the ability to recognize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to Tyfon; the amount of redemption requests made by GTAC’s public shareholders; costs related to the Business Combination; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the outcome of any potential litigation, government or regulatory proceedings; the ability of GTAC and/or Tyfon to raise capital, including the amount of such capital raise, and the terms on which any capital is raise; economic and social development and government policies in the PRC; the ability of Tyfon to anticipate and respond to the changes in customer preferences and demands; the ability of Tyfon to maintain and enlarge business relationships with its customers; risks relating to the appraisal, certification, verification and pricing of collectibles; the ability of Tyfon to host successful offline exhibitions and promotions and maintain its sales and marketing activities; Tyfon’s exposure to concentration risks in terms of revenue generation; Tyfon’s exposure to reputation risks and losses in the event of title claims, copyright claims and other liabilities from sales of collectibles; the risk of system disruptions or other hacking or phishing attacks on Tyfon’s system and security breaches; the risk of Tyfon’s failure to comply with the evolving laws, regulations and government policies, including regarding privacy and data protection; Tyfon’s exposure to rapid changes in technology and the inability to keep up with technological developments; the risk of the loss, damage or theft of the collectibles; and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the Registration Statement and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2023 of GTAC and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither GTAC nor Tyfon presently know or that GTAC and Tyfon currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GTAC and Tyfon as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GTAC and Tyfon may update these forward-looking statements in the future, there is no current intention to do so and GTAC and Tyfon disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GTAC or Tyfon as of any date subsequent to the date of this press release.

No Offer or Solicitation

This press release is not an offer to sell or exchange, a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination and related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information

In connection with the Business Combination, GTAC has filed the Registration Statement with the SEC, and after the Registration Statement is declared effective, GTAC intends to mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders. This press release does not contain all the information that should be considered concerning the Business Combination and is not a substitute for the Registration Statement, proxy statement or for any other document that GTAC may file with the SEC in connection with the Business Combination. TYFON’S AND GTAC’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AS WELL AS THE OTHER DOCUMENTS FILED IN CONNECTION WITH THE BUSINESS COMBINATION, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT TYFON, GTAC AND THE BUSINESS COMBINATION. Shareholders are able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, once available, and other documents filed with the SEC without charge at the SEC’s website at www.sec.gov, or by directing a request to: GTAC, 195 US Hwy 50, Suite 309, Zephyr Cove, NV 89448; Tel: (307) 203-7980.

Participants in the Solicitation

GTAC, Tyfon and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from GTAC’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of GTAC’s shareholders in connection with the Business Combination has been set forth in GTAC’s Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of GTAC’s shareholders generally, has been included in preliminary proxy statement/prospectus, and will be included in the definitive proxy statement/prospectus, when available. Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus, and the definitive proxy statement/prospectus, when available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Investor Relations Contact:

Robin Yang

ICR, LLC

(646) 224-6971

Tyfon.IR@icrinc.com

The links in the foregoing press release relate to a webcast of a joint investor presentation to discuss the proposed business combination involving GTAC and Tyfon, an archived copy of which has been made available via webcast on GTAC’s website at https://www.globaltechnologyacquisitioncorp.com/webcast and on Tyfon’s website at https://ir.tyfon.com.cn/events_calendar_content. The following is a transcript of the webcast.

Thomas Hennessy - Chairman & CEO of GTAC

We are pleased to be here with you today to discuss the proposed business combination of Global Technology Acquisition Corp I (or GTAC) and Tyfon Culture Holdings Limited (or Tyfon). I’m Tom Hennessy, and I serve as the Chairman and CEO of GTAC and I’m joined by my partner and CFO, Nick Geeza and from Tyfon – Rafael Li, the CFO and Executive Director.

We have an exciting and comprehensive agenda today. Thank you for joining us to learn more about Tyfon.

Before I turn it over to the Tyfon team, I’d like to take a few minutes to share some highlights of our proposed partnership with Tyfon.

Founded in 2013, Tyfon is a leading contemporary art marketplace in China. Tyfon has a dominant market share of approximately 18% of the China contemporary painting art market in 2022.

Tyfon has a differentiated offline to online (or what we refer to as O2O) platform. This platform combines an offline network of operations with an innovative online technology marketplace to improve and optimize a traditionally inefficient art buying experience.

The art market opportunity is tremendous. Tyfon is currently operating in the contemporary painting art market, within which Tyfon has generated $380 million of gross merchandise value (or GMV) in 2023. Tyfon’s current GMV is a small fraction of the overall $12 billion China art market. Further, the opportunity to expand globally, outside China is 5 times larger at approximately $65 billion of TAM.

Tyfon has been executing efficiently into this TAM. They have compelling actualized growth CAGRs of 49% revenue from 2021 actuals through 2024 estimates and 52% gross profit over that same period.

We are impressed with Tyfon’s fundamentals including high ROI unit economics. The unit economics allow for a scalable revenue model with a lifetime value divided by customer acquisition cost (or LTV to CAC) of 16.6x.

Finally, Tyfon has an attractive profitability profile operating north of 50% Adjusted EBITDA margins for the past 3 years.

Taken altogether, Tyfon has a dominant market leading position, an innovative O2O business model that has generated impressive operating results over many years, which positions it for continued growth and profit in the coming years.

Regarding the transaction and closing timeline:

●	We expect to close prior to year end of 2024 and post-closing, Tyfon will be listed on Nasdaq under the ticker TFCI.

On Valuation:

●	The transaction implies a pro forma enterprise value of $434 million, equating to a 9.8x Enterprise Value to 2024 estimated Adjusted EBITDA. Tyfon is a founder-led business, and Ms. Hu, the founder, and the other shareholders will roll 100% of their equity.

On Capital Structure:

●	This transaction is unique because Tyfon has a strong current balance sheet position with approximately $54 million of cash. We intend to support the transaction with a modest PIPE and post-closing the business combination, we expect Tyfon will be well capitalized to fund the future growth opportunities that Rafael will walk through shortly.

With that, I’m very pleased to introduce Rafael.

Rafael Li - CFO & Executive Director of Tyfon

Thank you, Tom. Good evening, everyone, my name is Rafael Li and I am the CFO and Executive Director of Tyfon Culture Holdings Limited. Before I provide an overview of our company, I want to introduce my background. I started my career with Deloitte and have worked for Shanghai Prime Machinery and Lens Technology, which are both publicly listed companies. I have chaired the Audit Committee for Fulu Holdings and Taizhou Water Group in Hong Kong as well as Nedschroef in the Netherlands. I have been a CPA in Hong Kong for over 20 years. Since 2019, I have joined Tyfon and I am excited to introduce our company to all of you.

At Tyfon, we strive to become the world’s leading offline and online global art marketplace. This is our Chairwoman Ms. Hu who will provide her background and the origin of Tyfon.

Ms. Hu – Founder of Tyfon

Hello everyone, I’m Hu Ting, the founder of Tyfon Culture. Over a decade ago, I established Tyfon Culture out of my passion for art. As Francis Bacon once said, “Art is an enlightenment of thought, enabling us to ponder and explore the meaning of human existence.” Art is an emotional resonance, allowing us to forge deep emotional connections with others. Moreover, art acts as a reflection of society, passing on and preserving the culture and history of society. It should be kept and shared permanently. By leveraging blockchain, artificial intelligence, big data, AR/VR/XR-enabled scene upgrading, and O2O e-commerce, Tyfon Culture has made art more accessible to the world. At present, we’re an industry leader in presenting Chinese traditional painting artworks. We’ll soon expand to multiple collection fields including graphic arts, such as oil paintings, 3D art, cultural and creative collections, and intangible collections. We are committed to changing the art collection ecosystem through continuous research and development in art technology and rapidly expanding to the global market by adopting mature business models. Tyfon Culture will be more valuable in the future.

Rafael Li - CFO & Executive Director of Tyfon

Thank you, Chairwoman.

Founded in 2013, Tyfon is headquartered in Suzhou, China. It is a leading art marketplace in China. We have over one-hundred thousand registered users and over fifty-seven hundred buyers as of 2023.

As you can see on the right hand side of this page, Tyfon produces strong financial metrics including an adjusted EBITDA margin of 57% for 2023, L-T-V to CAC of sixteen point 6 times, and gross merchandise value of over nine-hundred million recorded on Tyfon’s website and app from 2021 to 2023. Additional financial metrics will be discussed later in the PPT.

Since our founding in 2013, we’ve achieved significant milestones as a company.

In 2019, we launched “Tyfon.com.cn” and started developing our blockchain technology. Since then, we have increased 20 sales locations and established the first sales office outside of mainland China in Hong Kong in 2021, in order to provide our customers a wider range of international services. Last year, we exceeded 100,000 registered users and opened our largest exhibition center in Suzhou.

Over the last several years, we have focused our efforts primarily on selling paintings as they are the most significant part of the Chinese art market. We are expanding our product offerings to include photography, decorative prints, three-dimensional artwork as well as collectibles. These future product offerings require upgrading and broadening our sales services to reach a wider customer base.

We are very proud of our team here at Tyfon. Ms. Hu, who you have heard from the video at the beginning of our presentation, is the Founder and chairwoman of Tyfon Culture Holdings. Ms Wen, our Chief Executive Officer, has joined the company for over 10 years. She oversees our sales and marketing efforts. The rest of our team has significant experience in our sales center, R&D, Art Resource Center, finance and logistic departments. The dedication and hard work of our team drive our success, and I am excited to share more about the Tyfon ecosystem with you.

The Tyfon platform serves as a meeting place for artists, sellers, collectors and buyers. We play multiple roles across the value chain. We connect the upstream and downstream parties by offering comprehensive artwork marketplace services. In short, we are a one-stop art solution.

Tyfon’s O2O business model delivers powerful flywheel effects. From the offline side, we have 50 regional sales offices and organized over 650 exhibitions in 2023. Our in-person customer interactions create significant buzz about the company and our product offerings. Through our online platform, we have generated over 900 million GMV for the past three years which is due to our achievements and use of our technology services. Before the O2O strategy, most people traded artwork through galleries and auction houses offline. With the launch of Tyfon.com.cn and blockchain services, we have shown that O2O is the best model to trade artworks in this industry.

For our high values artworks, potential buyers often need a deeper understanding of the artworks before making purchase. So, face to face interaction in addition to having an online presence is very important.

Let me provide you more details on the Tyfon O2O model. We have a strong team of 300 sales people and believe an important part of selling artwork is having our own network of regional sales offices. We have a significant presence in Eastern China and strong potential for growth in southern and northern China. As previously mentioned, we’ve completed over 20,000 transactions generating three-hundred eighty million dollars of GMV (gross merchandise value) in 2023.

Our online services offer a wide range of information for our customers including a steady stream of real-time data, assessment, traceability and identification capabilities. It highlights the credibility and reliability of Tyfon’s O2O platform.

In this slide, you can see how we launch our offline art exhibitions. From the photos, we help artists to arrange their solo-exhibitions or joint exhibitions. You can see many beautiful paintings. It provides opportunity for the artists to interact with our potential buyers. We also provide QR code scanning services for customers. They can track and verify the artist and ourselves during the exhibition.

We have lots of experience and flexibility in organizing art salons and workshops with the artists. It is a perfect way for Tyfon to reach potential or new customers in each respective market. Tyfon also engages local cultural institutions and museums to hold exhibitions and continues to generate local interest from artists, buyers, and sellers.

To give you a sense of our scale in the local marketplace, after the launch of our biggest exhibition center in the town center in Suzhou, we can put more than 200 pieces of high-quality artworks together at a single art event.

Overall, our offline platform drives online marketplace sales by widening the customer base, targeting new customers with local marketing strategies, including in-person interactions between artists and buyers, which create frequent re-engagement, as well as a diversified art inventory to keep buyers interested in coming back to view new pieces. Tyfon’s O2O ecosystem attract well-known artists and high-quality artworks. Potential buyers have stronger interest to re-visit these exhibitions, build connections with the artists, the artworks and Tyfon.

Our authentication and traceability services are integral to our success and credibility. We employ a combination of software and hardware tools to ensure authentication and a digital copyright registration is created for every piece sold on the platform. We are a pioneer in using blockchain technology to ensure ownership and traceability as well as the use of RFID (Radio Frequency Identification) to prevent counterfeiting. All of this allows for a purely digital and efficient customer interaction and experience.

In the future, we continue to believe that technology will change the art market. We’re planning to launch our own virtual reality exhibition hall and we’re developing 3D animation and modelling for artwork. These moves help us stand out from our competition.

Our frequent customer transactions and data enable us to know what users want to see when it comes to desktop and mobile interfaces. Our in-house IT team created user-friendly interfaces sharing real-time information with our users. This solves a previous information barrier with customers.

Auction houses, online-only art marketplaces and independent art galleries are our major competitors. The combination of our proprietary technology and regional office network creates durable barriers to entry. We are a pioneer in using blockchain for art authentication. While we see other competitors utilizing an online platform, we emphasize the importance of upgrading the online system with an O2O model. We also like to highlight the importance of having the ecosystem between artists, buyers, sellers, and artworks themselves, which is why we actively have expanded our sales network in China.

This slide highlights the global demand for online sales services for art. While the global demand for art remains high, the demand for Tyfon’s online art sales is growing. Thanks to our O2O service, our CAGR has exceeded 40% in recent years. We expect this trend will continue in 2024 and beyond.

Starting with our key performance indicators. The first thing I want to show is the total number of registered users exceeding 110,000 in 2023 and we are targeting to have an estimated 150,000 by the end of 2024. In terms of total transactions, we expect an increase of 50% to 30,000 in 2024.

On the lower left, we show our average art sales price increasing at a CAGR of 18.9% to an estimated $21,500 dollars in 2024 resulting in estimated GMV of 645 million dollars in 2024.

Taking a look at the financial highlights of the group. In 2023, our revenue was 61 million dollars, which was an increase of over 50% compared with the previous year. More customers and the expansion of sales offices in China provide a strong foundation for growth in the future. In 2024, we expect 100 million dollars of sales revenue.

Gross profit margins have remained stable at around 70% over the past three years and we expect this trend to continue. Management maintains a very high level of attention on cost control. Here is the Adjusted EBITDA, which is adjusted for professional services fees relating to the IPO efforts. We had 34 million dollars of Adjusted EBITDA and 23 million dollars of net income in 2023. In 2024, we estimate 44 million dollars of adjusted EBITDA and 28 million dollars of net income respectively.

We are very proud of our strong balance sheet, including a cash position at year-end 2023 of 54 million dollars. Our attractive current ratio, ROE (return on equity), and ROA (return on assets) metrics remain stable, and we look to capitalize on this stability as a Nasdaq listed publicly company.

Besides the financial figures, we want to share a bit about our performance in these few years. From our experience, the art industry is very special that customers rely on the brand of the art marketplace. We maintain a good customer retention rate of 60% in 2023. And the cost of acquisition of the customer is low compared with the average gross profit per customer of over 7,000 dollars. We are able to achieve this attractive LTV to CAC figure by leveraging our O2O model to organize many exhibitions, which effectively reduced the cost of acquisition with economies of scales.

After presenting our financial performance, I will share with you our growth strategies in the future, which is also the vision of the company in the coming years.

The first growth driver is continued expansion within the China market. We are the market leader in the contemporary Chinese painting area but still have significant room to grow and capture additional market share in the $12B overall China art market. Currently, our business is concentrated in Eastern China but we plan to further expand into Northern and Southern parts of China as well.

Currently, our plans include an office in Beijing, Nanjing, Guangzhou, Shenzhen and Zhuhai. We have confidence in our ability to achieve continuous growth in China.

We are excited to partner with Global Technology Acquisition Corp to be a Nasdaq listed public company because it helps increase our visibility in the US market, establish an international brand presence and build international sales coverage. Currently, China represents roughly 1/5 of the international art market and we plan to leverage our O2O model and expertise to expand overseas including setting up our offices in the United States, Japan, Hong Kong and Singapore. Our first goal this year in Japan is setting up the first exhibition in Kyoto.

In addition to geographic expansion, increasing our product categories and technology services is a very important part of our development and growth strategy.

We expect to provide all types of 2D artwork, including sketches and photography in 2024 and 2025 because we already have the foundation on our current art technology. We currently have 2.0 authentication skills, and we plan to have authentication 3.0 on the 3D artwork as well. In 2026, we will explore different types of 3D artwork and collectibles, like luxury goods and jewelry. We also plan to upgrade our AI system and provide live-streaming service for our artists and the collectors.

In 2027, we are planning to upgrade our Global blockchain services to attract more international customers. In 2028, we plan to have our own VR exhibition and add intangible collectibles to our available product categories.

I am very proud to represent Tyfon and excited to share our story with you. It takes some time for me to explain the whole story and picture of Tyfon’s planning but I really want you to understand and love Tyfon as much as I do. I want all of you to love artwork!

Thank you very much!

I will pass the following sessions to Nick.

Nick Geeza – CFO of GTAC

Thanks, Rafael and hello everyone. I am Nick Geeza, CFO of GTAC.

Starting on slide 36, when we evaluated public comps, it became clear to us that we should concentrate on leading, consumer facing marketplace platforms focused on products such as art and home décor with similar characteristic of Tyfon, primarily high margin transaction fees, a global presence, and high growth.

As seen here, Tyfon stacks up well on financial benchmarking. The company outperforms the median of its peers in terms of 2024 estimated Revenue Growth and Adjusted EBITDA margins, evidenced on the top and bottoms rows and is in line with the median of its peers in terms of 2024 estimated gross margins.

Tyfon’s high revenue growth rate and robust Adjusted EBITDA margins reflect the company’s position as the largest art marketplace in the fast-growing art market in China as well as its differentiated platform, authentication technology, and high average transaction value.

We show valuation benchmarking here based on Enterprise Value to Estimated 2024 Adjusted EBITDA. Tyfon offers a compelling return relative to its peers evidenced by the discount to the median multiples listed here and the potential for greater access to liquidity and global investors as a future, Nasdaq listed public company.

At its core, the rule of 40 focuses on the balance between growth and profit giving a snapshot of a business’ performance by combining the value of revenue growth and profit margin. Historically an aggregate number above 40 suggests a healthy balance. As you can see in this comp set Tyfon significantly outperforms not only the rule of 40 metric but also is well above the median of its selected peers.

Now on to our transaction summary. On the Sources side, the transaction will be funded with a combination of rollover equity from existing Tyfon shareholders, a targeted $10M PIPE from strategic investors, and $10M from the SPAC trust, assuming 57% redemptions. We have confidence in our trust delivery given our strong investor relationships and the improving SPAC market.

On the Uses side, $10M of cash will go directly to Tyfon’s balance sheet, and we are estimating $10M for transaction fees and expenses in addition to the $428M of equity rolled over. The resulting pro forma Enterprise Value inclusive of approximately $54 million of existing net cash on the balance sheet is $434 million.

To wrap things up, we at Global Technology Acquisition Corp I are thrilled to enter into a business combination with Tyfon Culture Holdings. We are impressed by Tyfon’s differentiated platform and authentication technology, strong financial profile, large addressable market and future growth prospects.

The Global Art Market continues to be a resilient outperforming asset class that benefits from broad macro consumption trends, and we believe our SPAC will provide Tyfon a path to capitalize on that TAM and the tailwinds that are driving it. And lastly, we believe that Ms. Hu, Ms. Wen, and Rafael have the management expertise and the vision to take Tyfon to the next level as a public company and create long-term value for shareholders.

Thank you.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated post-transaction enterprise value of the combined company, redemptions by GTAC’s shareholders, future capital investments or commitments (including any anticipated PIPE investment), future product and services offering or the timing thereof and expectations related to the terms and timing of the Business Combination, as applicable. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of GTAC’s and Tyfon’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of GTAC and Tyfon believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of GTAC and Tyfon cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus included in the registration statement on Form F-4 relating to the Business Combination, which was filed by GTAC with the SEC on May 24, 2024 (the “Registration Statement”) and other documents filed by GTAC from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither GTAC nor Tyfon can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the inability of the GTAC and Tyfon to successfully or timely consummate the Business Combination due to the failure to obtain approval from GTAC’s shareholders or to satisfy other closing conditions in the Business Combination Agreement; the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the ability to recognize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to Tyfon; the amount of redemption requests made by GTAC’s public shareholders; costs related to the Business Combination; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the outcome of any potential litigation, government or regulatory proceedings; the ability of GTAC and/or Tyfon to raise capital, including the amount of such capital raise, and the terms on which any capital is raise; economic and social development and government policies in the PRC; the ability of Tyfon to anticipate and respond to the changes in customer preferences and demands; the ability of Tyfon to maintain and enlarge business relationships with its customers; risks relating to the appraisal, certification, verification and pricing of collectibles; the ability of Tyfon to host successful offline exhibitions and promotions and maintain its sales and marketing activities; Tyfon’s exposure to concentration risks in terms of revenue generation; Tyfon’s exposure to reputation risks and losses in the event of title claims, copyright claims and other liabilities from sales of collectibles; the risk of system disruptions or other hacking or phishing attacks on Tyfon’s system and security breaches; the risk of Tyfon’s failure to comply with the evolving laws, regulations and government policies, including regarding privacy and data protection; Tyfon’s exposure to rapid changes in technology and the inability to keep up with technological developments; the risk of the loss, damage or theft of the collectibles; and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the Registration Statement and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2023 of GTAC and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither GTAC nor Tyfon presently know or that GTAC and Tyfon currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this communication represent the views of GTAC and Tyfon as of the date of this communication. Subsequent events and developments may cause those views to change. However, while GTAC and Tyfon may update these forward-looking statements in the future, there is no current intention to do so and GTAC and Tyfon disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GTAC or Tyfon as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not an offer to sell or exchange, a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination and related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This communication does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information

In connection with the Business Combination, GTAC has filed the Registration Statement with the SEC, and after the Registration Statement is declared effective, GTAC intends to mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the Business Combination and is not a substitute for the Registration Statement, proxy statement or for any other document that GTAC may file with the SEC in connection with the Business Combination. TYFON’S AND GTAC’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AS WELL AS THE OTHER DOCUMENTS FILED IN CONNECTION WITH THE BUSINESS COMBINATION, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT TYFON, GTAC AND THE BUSINESS COMBINATION. Shareholders are able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, once available, and other documents filed with the SEC without charge at the SEC’s website at www.sec.gov, or by directing a request to: GTAC, 195 US Hwy 50, Suite 309, Zephyr Cove, NV 89448; Tel: (307) 203-7980.

Participants in the Solicitation

GTAC, Tyfon and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from GTAC’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of GTAC’s shareholders in connection with the Business Combination has been set forth in GTAC’s Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of GTAC’s shareholders generally, has been included in preliminary proxy statement/prospectus, and will be included in the definitive proxy statement/prospectus, when available. Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus, and the definitive proxy statement/prospectus, when available, carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.